Filed pursuant to Rule 424(b)(3)

File No. 333-236203

APOLLO DIVERSIFIED REAL ESTATE FUND

Class A Shares (GIREX), Class C Shares (GCREX), Class I Shares (GRIFX), Class L Shares (GLREX), and Class M Shares (GMREX) of Beneficial Interest

Supplement dated September 29, 2026 to the Prospectuses and Statements of Additional Information for Class A, Class C, Class I, Class L and Class M Shares, each dated June 2, 2026

This supplement (the “Supplement”) revises the Prospectuses (each, a “Prospectus”) and Statements of Additional Information (each, an “SAI”) for Class A, Class C, Class I, Class L and Class M Shares, each dated June 2, 2026, of Apollo Diversified Real Estate Fund (the “Fund”). Unless otherwise indicated, all other information included in each Prospectus and SAI that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in each Prospectus and SAI, as applicable. Please review this important information carefully.

Mr. Spencer J. Propper has resigned from Apollo Global Management, Inc. (“Apollo”), and as such, will no longer serve as a Portfolio Manager of the Fund, effective as of September 30, 2026 (the “Effective Date”). Mr. Propper will remain with Apollo as a Partner through March 31, 2027, working alongside the Apollo team to ensure a smooth transition and continuity for the Fund and its investors. Further, as of the Effective Date, Mr. Jonathan Stachel will be appointed as an Associate Portfolio Manager of the Fund. In addition, as of the Effective Date, Mr. Bert Crouch and Mr. Stachel will be appointed to serve on the Adviser’s investment committee (the “Committee”), and Mr. Propper and Mr. Jess Lipsey will no longer serve on the Committee. Furthermore, as of the Effective Date, Mr. Joseph Durkin will be appointed Chief Accounting Officer of the Fund.

As of the Effective Date, the following changes are made to each Prospectus and each SAI:

All references to Mr. Propper and Mr. Lipsey in each Prospectus and SAI are hereby removed in their entirety.

The following replaces the paragraphs in the “Management of the Fund – Adviser’s Investment Committee” section of each Prospectus and all similar disclosure in each Prospectus:

The Adviser has established an Investment Committee (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of private Portfolio Funds being considered for investment by the Adviser for the Fund and generally overseeing the Fund’s investment portfolio.

The members of the Committee, and their professional background and experience, are as follows:

Bert Crouch — Mr. Crouch is a Partner at Apollo and a member of Apollo’s Leadership Team. He serves as the Head of Apollo’s Real Estate Equity franchise encompassing Bridge Investment Group, the real estate platform Apollo acquired in 2025, as well as Apollo’s legacy strategies. Mr. Crouch joined Apollo from Invesco Real Estate, where he most recently served as Head of North America since 2020, Chief Executive Officer of Invesco Commercial Real Estate Finance Trust since its launch in 2023, and Lead Portfolio Manager of various opportunistic and credit funds dating back to 2010. He was also a member of Invesco Real Estate’s Global Executive Committee and Invesco Private Markets’ Executive Committee. Prior to joining Invesco in 2010, Mr. Crouch served as the Director of Acquisitions for Presidio Investments, a wholly owned subsidiary of Hunt Realty Investments, where he led the execution of the firm’s investment strategy focused on the acquisition of secondary commercial mortgages and investments in public real estate securities. Before joining Presidio Investments, Mr. Crouch worked in the New York office of Wells Fargo’s Real Estate Merchant Banking group, where he originated and acquired highly structured commercial mortgage products. Mr. Crouch earned a Bachelor of Business Administration in finance, with honors, from the McCombs School of Business at the University of Texas at Austin. He also completed Wells Fargo’s Credit Management Training Program in San Francisco.

Stuart Rothstein — Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer, and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a Co-Managing Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein graduated from the Schreyer Honors College at the Pennsylvania State University with a B.S. in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on the Board of Trustees because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.

Jonathan Stachel — Mr. Stachel is a Principal, Real Estate at Apollo, where he serves as an Associate Portfolio Manager of the Apollo Diversified Real Estate Fund and a member of the Investment Committee of the Fund’s investment adviser. Prior to joining Apollo in 2022, Mr. Stachel was an Associate at Griffin Capital Asset Management Company, working on the Griffin Institutional Access Real Estate Fund (now the Fund). Before Griffin, he was an Associate at Research Affiliates, a quantitative investment management firm specializing in asset allocation and factor-based investment strategies. Mr. Stachel holds a B.S. in Business Administration, with emphases in Finance and Real Estate, from Chapman University, where he graduated magna cum laude through the University Honors Program.

The following replaces the paragraph in the “Management of the Fund – Portfolio Managers” section of each Prospectus and all similar disclosure in each Prospectus:

Stuart Rothstein and Jonathan Stachel serve as the Fund’s portfolio managers and oversee the day-to-day investment operations of the Fund. Biographical information for Mr. Rothstein and Mr. Stachel is presented above.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed and ownership of Fund shares.

The following row is added to the table in the “Management of the Fund – Interested Trustee and Officers” section of each SAI and all similar disclosure in each SAI:

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Joseph Durkin (1989)	Chief Accounting Officer since 2026	Principal, Apollo Global Management, Inc., 2025-present; Chief Accounting Officer, MidCap Financial Investment Corporation and MidCap Apollo Institutional Private Lending, 2025-present; Principal, Churchill Asset Management, 2019-2025.	N/A	N/A

The following replaces the paragraphs in the “Portfolio Managers” section of each SAI and all similar disclosure in each SAI:

Stuart Rothstein — Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer, and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a Co-Managing Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein graduated from the Schreyer Honors College at the Pennsylvania State University with a B.S. in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on the Board of Trustees because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.

Jonathan Stachel — Mr. Stachel is a Principal, Real Estate at Apollo, where he serves as an Associate Portfolio Manager of the Apollo Diversified Real Estate Fund and a member of the Investment Committee of the Fund’s investment adviser. Prior to joining Apollo in 2022, Mr. Stachel was an Associate at Griffin Capital Asset Management Company, working on the Griffin Institutional Access Real Estate Fund (now the Fund). Before Griffin, he was an Associate at Research Affiliates, a quantitative investment management firm specializing in asset allocation and factor-based investment strategies. Mr. Stachel holds a B.S. in Business Administration, with emphases in Finance and Real Estate, from Chapman University, where he graduated magna cum laude through the University Honors Program.

Mr. Rothstein and Mr. Stachel each receive a fixed salary and retirement plan benefits. Mr. Rothstein and Mr. Stachel are also entitled to receive a discretionary bonus, based upon, among other things, the performance of the Fund.

As of September 30, 2025, Mr. Rothstein was not responsible for the management of any other accounts in addition to the Fund. As of September 30, 2026, Mr. Stachel was appointed as an Associate Portfolio Manager of the Fund and was not responsible for the management of any other accounts in addition to the Fund.

This Supplement, and each Prospectus and SAI for Class A, Class C, Class I, Class L and Class M Shares, each dated June 2, 2026, of the Fund provide relevant information for all shareholders. Each Prospectus and SAI of the Fund has been filed with the U.S. Securities and Exchange Commission and is incorporated by reference. These can be obtained without charge by calling the Fund at 1-888-926-2688 or by visiting www.apollo.com/adref.

Investors Should Retain This Supplement for Future Reference